

Bill Bishop

LEAD INVESTOR Invested **$25,000** this round + **$100,000** previously

I was the first publisher on Substack back in 2017, when it was a simple newsletter publishing and payment platform.

Hamish and Chris, two of the three co-founders along with Jairaj, reached out to me in mid-2017 when I was publicly considering starting to charge for Sinocism, my newsletter about China that I wrote free for several years. They flew to Washington D.C. to talk to me about something they wanted to build that would help writers start making money on the Internet. I got lucky. They built a simple yet excellent system for publishing and charging for newsletters. After a few months, I was so impressed with how they were executing that I asked to invest, and they agreed.

Since then the team has kept shipping great new products, raised money from one of the top venture capital firms in the world, and built a platform that enables so many writers to make a living from their work, and so many people to read what they want. And they did all this while managing a startup during the worst pandemic in a century. I have done startups and understand how crazy and hard they can be in the best of times; they have sustained business and product momentum through one of the most difficult business environments in decades.

Substack is far from a simple newsletter publishing platform now. It has evolved into a much more robust creator and community platform, and one of the reasons I am investing more money now is that I believe it has tremendous potential to take its place among the much larger platforms like Twitter, Youtube, and Facebook. And it could do so by providing a place for better, more thought-provoking and more civil discourse, and without the perverse incentives created by advertising and the need for ever more eyeballs and clicks. The Social Media Era has changed how so many think, and Substack is a platform that can help many of us get our minds back.